U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

DAYBREAK MINES, INC.

(Name of Small Business Issuer in its charter)

State of Washington

91-0626366

______________________________________

______________________

(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

850 Mullan Ave.

P.O. Box 370

Mullan, Idaho

83849

______________________________________

______________________

(Address of principal executive offices)

(Zip Code)

(Issuer's telephone number, including area code)

(208) 556-1139

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:

Name of exchange on which each class is to be registered:

N/A

N/A

Securities registered under Section 12(g) of the Act:

Common Stock

       (Title of class)

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

History.

Daybreak Mines, Inc. (hereinafter “the Company”) was incorporated under the laws of the State of Washington on March 11, 1955 and was organized primarily for the purpose of exploring for, acquiring and developing mineral properties with a potential for production.  Our offices are located at 850 Mullan Ave., P.O. Box 370, Osburn, ID 83849.

Our initial and subsequent efforts in the acquisition, exploration and development of potentially viable and commercial properties were unsuccessful.  We have conducted no active mineral exploration or other active business operations since 1970. During this time our activities have been confined to annual assessment and maintenance work on our Idaho mineral properties and other general and administrative functions. We currently hold the mineral rights to approximately 340 acres in Shoshone County, Idaho.  There are no known proven or probable ore reserves on our property.

The determined the Board of Directors of the Company has decided not to pursue any further business operations in the natural resources sector and to implement a new business direction for the Company as  described in “ Management’s Discussion and Analysis or Plan of Operation” and to proceed with filing a Form 10-SB to register under the Exchange Act of 1934 (the “Exchange Act”).  As such, the Company can be best described as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.  The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions.

Risk Factors.

The Company's business is subject to numerous risk factors, including the following:

Independent Certified Public Accountants' Opinion - Going Concern.

The Company's financial statements for the years ended February 28, 2002 and 2001, were audited by the Company's independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company’s operating losses raise substantial doubt about its ability to continue as a going concern.

No Revenue and Minimal Assets.

We have had no revenues or earnings from operations.  We have no significant assets or financial resources.  We will sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.  This may result in our incurring a net operating loss which will increase continuously until we can consummate a business combination with a profitable business opportunity.  There is no assurance that we can identify such a business opportunity and consummate such a business combination.

Speculative Nature of Proposed Operations.

The success of our proposed plan of operation will depend, to a great extent, on the operations, financial condition and management of the identified business opportunity.  While management intends to seek a business combination with an entity having an established operating history, there can be no assurance that we will be successful in locating a candidate meeting such criteria.  In the event that we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

Scarcity of and Competition for Business Opportunities and Combinations.

We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities.  A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement for Business Combination or Other Transaction - No Standards for Business Combination.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity.  There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination.  Management has not identified any particular industry or specific business within an industry for evaluation.  There is no assurance that we will be able to negotiate a business combination on terms favorable to us.  We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria a target business opportunity will be required to have achieved in order for us to consider a business combination.  Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Limited Time Availability.

While seeking a business combination, management anticipates devoting up to twenty hours per month to our business.

Conflicts of Interest - General.

Our officers and directors participate in other business ventures that compete directly with us.  Additional conflicts of interest and non-arms length transactions may also arise in the future in the event our officers or directors are involved in the management of any firm with which we transact business.

Reporting Requirements May Delay or Preclude Acquisition.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired.  The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition.

Lack of Market Research or Marketing Organization.

We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions we have contemplated.  Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing any such business combination.

Lack of Diversification.

Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one business opportunity.  Consequently, our activities will be limited to those engaged in by the business opportunity that we either merge with or acquire.  Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Probable Change in Control and Management.

A business combination involving the issuance of our shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest.  The resulting change in our control will likely result in removal of one or more of our present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

Reduction of Percentage Share Ownership Following Business Combination.

Our primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in issuing our shares to shareholders of such private company.  The issuance of our previously authorized and unissued shares would result in reduction in percentage of shares owned by our present shareholders and would most likely result in a change of our control and management.

Taxation.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake.  Such transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions.  We intend to structure any business combination so as to minimize the federal and state tax consequences for us and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.  A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunities.

Our management believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination.  One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

Employees.

The Company has no paid employees.  None of the Company’s executive officers are employed by the Company.  Management services are provided on an “as-needed” basis without compensation, generally less than five hours per week.  The Company has no oral or written contracts for services with any member of management.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company’s operations pursuant to which any person would be hired, compensated or paid a finder’s fee.

Competition.

The Company is and will remain an insignificant participant among the firms that engage in mergers with and acquisitions of privately financed entities.  Most established venture capital and financial concerns have significantly greater financial and personnel resources and technical expertise than the Company.  In view of the Company’s limited financial resources and limited management availability, the Company will continue to be at a significant disadvantage compared to the Company’s competitors.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF

OPERATION

Plan of Operation.

We intend to seek to acquire the assets or shares of an entity actively engaged in business in exchange for our securities.  We have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition.  None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company as of the date of this registration statement.  While we will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available.  The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction.  We have no full time employees.  Our officers have agreed toallocate a portion of their time to our activities without compensation.  Management anticipates that our business plan can be implemented by an officer devoting an aggregate of approximately 5 hours per week to our business affairs.  Consequently, conflicts of interest may arise with respect to the limited time commitment by such officers.  In addition, our officers and directors may, in the future, become involved with other companies, which have a business purpose similar to that of ours.  As a result, additional conflicts of interest may arise in the future.

We are filing this registration statement under the Exchange Act on a voluntary basis because management believes that our primary attraction as a merger partner or acquisition vehicle will be our status as an SEC reporting company.  Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to our present stockholders.

General Business Plan.

Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business opportunity which desires to seek the perceived advantages of an Exchange Act registered corporation.  We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature.  This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities.  Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources.  This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another.  We may seek a business opportunity with entities which have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The primary method we will use to find potential merger or acquisition candidates will be to periodically run classified ads in the Wall Street Journal seeking companies which are looking to merge with a public shell.  We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky.  Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation.  Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.  Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  We have, and will continue to have, minimal capital with which to provide the owners of business opportunities with any significant cash or other assets.  However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial Public Offering.  The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents.  The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act.  The analysis of new business opportunities will be undertaken by, or under the supervision of, our officers and directors, none of whom is a professional business analyst.  Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of our officers or through advertising our availability for acquisition.  In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our  proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.  We will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.  Our management, while not especially experienced in matters relating to our new business, will rely primarily upon their own efforts to accomplish our business purposes.  It is not anticipated that any outside consultants or advisors, other than our legal counsel and accountants, will be utilized by us to effectuate our business purposes described herein.  However, if we do retain such an outside consultant or advisor, any cash fee earned by such party may need to be paid by the prospective merger/acquisition candidate, as we have limited cash assets with which to pay such obligation.  There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future.  We will not restrict our search to any specific industry, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life.  It is impossible to predict, at this time, the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.  However, we do not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as we have successfully consummated such a merger or acquisition.  We also have no plans to conduct any offerings under Regulation S.

Acquisition of Opportunities.

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity.  We may also acquire stock or assets of an existing business.  On the consummation of a transaction, it is probable that our present management and shareholders will no longer be in control.  In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders.  It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.  In some circumstances, however, as a negotiated element of the transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter.  If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a merger or acquisition and we are no longer considered a "shell" company.  Until such time as this occurs, we will not attempt to register any additional securities.  The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future. While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code").  With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of our company which target company shareholders would acquire in exchange for all of their shareholdings in the target company.  Depending upon, among other things, the target company's assets and liabilities, our shareholders will hold a substantially lesser percentage ownership interest following any merger or acquisition.  The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets.  Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our then-shareholders.  We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements.  Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.  As stated hereinabove, we will not acquire or merge with any entity that cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction.  We intend to be subject to all of the reporting requirements included in the 34 Act. Included in these requirements is our affirmative duty to file independent audited financial statements as part of our Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our audited financial statements included in our annual report on Form 10-K (or 10-KSB, as applicable).  If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of our present management.

ITEM 3.

DESCRIPTION OF PROPERTY

We currently hold the mineral rights to approximately 340 acres in Shoshone County, Idaho.  There are no known proven or probable ore reserves on our property. We have conducted no active mineral exploration or other active business operations since 1970.

The Company presently operates from office space provided on a rent-free basis by the president of the Company.  In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

ITEM 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company’s voting securities. At September 30, 2002 there are 16,949,419 shares of common stock issued and outstanding.

Title

Name and Address

Amount and Nature of

Percent

of Class

of Beneficial Owner

Beneficial Ownership

of Class

Common Stock

Terrence Dunne

 3,200,000

18.9%

601 W. Main Ave., Ste. 1017

Spokane, WA 99201

Common Stock

Robert W. O’Brien

 3,200,000

18.9%

1511 S. Riegel Ct.

Spokane, WA 99212

(b) Security Ownership of Management.

The following table sets forth certain information regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.  As of September 30, 2002 there are 16,949,419 shares of common stock issued and outstanding.

Title

Name and Address

Amount and Nature of

Percent

of Class

of Beneficial Owner

Beneficial Ownership

of Class

Common Stock

Dale B. Lavigne

743,425

    4.39%

P.O. Box A

Osburn, ID 83849

Common Stock

Ronald D. Lavigne

  403,000

    2.38%

21 Sunset Avenue

Silverton, ID 83867

Common Stock

Thomas C. Kilbourne

  403,000

    2.38%

P.O. Box 953

Osburn, ID 83849

Common Stock

Lewis J. Lavigne

 558,950*

    3.30%

HC-01 Box 188

Marler St. Montgomery Gulch

Kellogg, ID 83837

Common Stock

All directors and officers

2,108,375

  12.45%

as a group (4 individuals)

*

includes 2,200 shares of stock held by Mr. Lavigne’s children.

(c) Changes in Control.

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided with respect to each executive officer and director of the Company as of September 30, 2002.

Name

Age

Office with the Company

Dale B. Lavigne

71

Director

P.O. Box A

President

Osburn, ID 83849

Ronald D. Lavigne

48

Director

21 Sunset Avenue

Vice President

Silverton, ID 83867

Thomas C. Kilbourne

51

Director

P.O. Box 953

Secretary/Treasurer

Osburn, ID 83849

Lewis J. Lavigne

77

Director

HC-01 Box 188

Marler St., Montgomery Gulch

Kellogg, ID 83837

Dale B. Lavigne is the President and a Director of the Company.  Mr. Lavigne has been a director of the Company for more than 30 years and has served as the Company’s President for more than 15 years.  Mr. Lavigne graduated from the University of Montana with a B.S, Degree in Pharmacy.  For the past 47 years Mr. Lavigne has been the Chairman and a Director of the Osburn Drug Company, Inc., a 4-store chain of drug stores in North Idaho.  Mr. Lavigne is also a Director and Officer of Metropolitan Mines, Inc., a reporting publicly-held, inactive mineral exploration company.  Mr. Lavigne is also a director and officer of various other public non-reporting inactive mineral exploration companies.  Mr. Lavigne is the former Chairman of the First National Bank of North Idaho; a former member of the Gonzaga University Board of Regents; past President of the Silver Valley Economic Development Committee and a current member of the Governor's Task Force on Rural Idaho.

Ronald D. Lavigne is the Vice-President and a Director of the Company.  Mr. Lavigne has been Vice President and a Director of the Company since 2000.  Mr. Lavigne is graduated from the University of Montana with a B.S. Degree in Pharmacy.  Mr. Lavigne is the President and a Director of the Osburn Drug Company.  Mr. Lavigne is also a director and officer of various other public non-reporting inactive mineral exploration companies.

Thomas C. Kilbourne is the Secretary-Treasurer and a Director of the Company.  Mr. Kilbourne has been an officer of the Company since February 2001 and a Director of the Company since January 2000.  Mr. Kilbourne graduated from the University of Montana with a B.S, Degree in Business Administration and Finance.  Mr. Kilbourne has been the Chief Financial Officer and a Director of the Osburn Drug Company since 1999.  Prior to that time he had been the General Manager of Tabor’s/Modern Drug Company in Wallace, Idaho since 1980.

Lewis J. Lavigne is the Assistant Secretary, Assistant Treasurer and a Director of the Company.  Mr. Lavigne has been a Director of the Company for the past 15 years and served as the Company’s Secretary and Treasurer from approximately 1985 until 2000.  Since 1981 Mr. Lavigne has been an officer and Director of the Osburn Drug Company, Inc.  Mr. Lavigne is also a director and officer of various other public non-reporting inactive mineral exploration companies.

ITEM 6.

EXECUTIVE COMPENSATION

Compensation.

Our officers receive no cash compensation for services rendered.  Directors receive no annual compensation or attendance fees for serving in such capacity.

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Rregistrant is a party in which any Ddirector, nominee for election as a Ddirector, executive officer or beneficial owner of five percent or more of the Rregistrant’s Ccommon Sstock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.  (See Footnote 5 of the audited financial statements.)

ITEM 8.

DESCRIPTION OF SECURITIES

Common Stock.

The Company is authorized to issue two hundred million (200,000,000) shares of $0.001 par value common stock.  All of the common stock authorized has equal voting rights and powers without restrictions in preference.  All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights.  Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting.  Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

Preferred Stock.

The Company is authorized to issue ten million (10,000,000) shares of $0.001 stated value preferred stock.  The preferred stock is entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.  The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors.  The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

There are presently 16,949,419 shares of common stock and no shares of preferred stock issued and outstanding.  At September 30, 2002 there were 2,371 shareholders of record.  There are no outstanding options or rights to acquire shares.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.  Our stock does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so.  In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Dividends.

We have paid no dividends and propose for the foreseeable future to utilize all available funds for the development of its business.  Accordingly, it has no plans to pay dividends even if funds are available, as to which there is no assurance.

Transfer Agent.

We have retained the services of Columbia Stock Transfer 421 Coeur d’Alene St., Suite 3, Coeur d’Alene, ID 83814, as transfer agent and registrar for the Company.

PART II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

There is no current market for the Company’s common stock.

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future.  The Company currently intends to retain any future earnings to finance its operations.

ITEM 2.

LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company’s two most recent fiscal years and any later interim periods, neither the principal accountant nor a significant subsidiary’s independent accountant on whom the principal accountant expressed reliance in its report, resigned (or declined to stand for re-election) or was dismissed.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

During December 2001 the Company offered and sold 11,000,000 shares of common stock at a price of $0.005 per share.  The offering closed on December 20, 2001 and all sales were deemed to have occurred on that date.  The shares were offered by the Company’s executive officers as agents for the Company.  No sales commissions or other direct or indirect compensation was paid in connection with the offer and sale of the securities

The shares were sold to four persons who were directors of the Company and eight individual investors, each of whom was accredited and sophisticated.  None of the shares were offered by means of advertising or general solicitation.  The shares were only offered and sold to persons personally known to the Company’s executive officers and directors.

Each of the above salesofferings wasas made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D. . Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

The securities represented by this certificate have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to our Articles of Incorporation, as amended, the Company is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its directors, officers, employees or agents in any Proceeding (as defined in the Washington Business Corporation Act) to the full extent of the laws of the State of Washington as may now or exist in the future.

Section 23B.08.510 of the Business Corporation Act sets out the corporation’s basic authority to indemnify.  The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify. The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct.  The indemnity standards, however, are lower.  Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the “care an ordinarily prudent person in a like position would exercise.”  This standard is not contained in the standard for indemnification, which only requires that directors act “in good faith” and that they “reasonably believe” that their actions are either in the corporation’s best interests or at least not opposed to those best interests.  It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510.  With respect to the reverse, a director who has met the standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

The general statutory scheme for corporate indemnification of directors and officers under the Business Corporation Act has both permissive and mandatory aspects.  It allows, but does not require, the corporation to indemnify in a wide variety of circumstances and requires the corporation to indemnify in other circumstances.  The corporation may generally advance expenses for the defense of claims.  Further, under certain circumstances, the court may be requested to order that a director is entitled to indemnification regardless of whether the director met the standards of conduct that would otherwise allow the corporation to indemnify.  Shareholders may authorize indemnification and advancement of expenses without regard to the statutory limitations on the corporation’s authority, with certain specific exceptions.  Generally, corporations may indemnify officers, employees and agents to the same extent as it may indemnify directors, or to the extent consistent with any law, as it provides in its articles of incorporation, bylaws or action of its board, or by contract.

Permissive Indemnification.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

(a)

The individual acted in good faith; and

(b)

The individual reasonably believed:

(i)

In the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interest; and

(ii)

In all other cases, that the individual’s conduct was at least not opposed to its best interests; and

(a)

In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

Section 23B.08.510 defines the “outer limits” for which indemnification (other than as authorized by shareholder action) is permitted.  If a director’s conduct falls outside these limits, the directors, however, is still potentially eligible for court-ordered indemnification or shareholder-authorized indemnification under other provisions.  Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification.

Mandatory Indemnification.

There is a much more limited area of mandatory indemnification. A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

FINANCIAL STATEMENTS

DECORIA, MAICHEL & TEAGUE A PROFESSIONAL SERVICES FIRM

Report of Independent Certified Public Accountants

Board of Directors

Daybreak Mines, Inc.

We have audited the accompanying balance sheets of Daybreak Mines, Inc. (“the Company”) for the years ended February 28, 2002 and 2001, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Daybreak Mines, Inc. for the years ended February 28, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DeCoria, Maichel & Teague P.S.

Spokane, Washington

August 20, 2002

DAYBREAK MINES, INC.

TABLE OF CONTENTS

                                                                                                                                        Page

Balance Sheets, February 28, 2002 and 2001

18

Statements of Operations for the years ended February 28, 2002 and 2001

19

Statements of Changes in Stockholders’ Equity (Deficit)

for the years ended February 28, 2002 and 2001

20

Statements of Cash Flows for the years ended February 28, 2002 and 2001

21

Notes to Financial Statements

22-26

Daybreak Mines, Inc.
Balance Sheets
February 28, 2002 and 2001

	2002	2001

ASSETS
Current assets:
Cash	$ 34,328	$ 50
Total assets	$ 34,328	$ 50

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$ 100
Related party payables	78	$ 1,519
Total liabilities	178	1,519

Stockholders' equity (deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized,
None issued and outstanding
Common stock, $0.001 par value, 200,000,000 shares authorized,
16,949,419 issued and outstanding as of February 28, 2002 and
$0.10 par value, 6,000,000 shares authorized, 5,949,419 issued
And outstanding as of February 28, 2001	16,949	595,436
Additional paid-in capital	689,789	62,375
Accumulated deficit	(672,588)	(659,280)
Total stockholders' equity (deficit)	34,150	(1,469)
Total liabilities and stockholders' equity (deficit)	$ 34,328	$ 50

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Operations
For the years ended February 28, 2002 and 2001

	2002	2001

Operating expenses:
Legal expenses	$ 3,888
General and administrative expenses	9,485	$ 616
	13,373	616

Other (income) expenses:
Interest income	(65)	-

Net loss	$ 13,308	$ 616

Net loss per common share	$ Nil	$ Nil

Weighted average common shares outstanding - basic	8,028,871	5,949,419

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Changes in Stockholders’ Equity (Deficit)
For the years ended February 28, 2002 and 2001

			Additional
	Common Stock		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance, February 29, 2000	5,949,419	$ 594,942	$ 62,869	$ (658,664)	$ (853)
Net loss				(616)	(616)
Balance, February 28, 2001	5,949,419	594,942	62,869	(659,280)	(1,469)
Reduction in par value of common stock		(588,993)	588,993
Issuance of common stock, net of offering costs	11,000,000	11,000	37,927		48,927
Net loss				(13,308)	(13,308)

Balance, February 28, 2002	16,949,419	$ 16,949	$ 689,789	$ (672,588)	$ 34,150

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Cash Flows
For the years ended February 28, 2002 and 2001

	2002	2001

Cash flows from operating activities:
Net loss	$ (13,308)	$ (616)
Adjustment to reconcile net loss to net cash used in operating activities:
Change in:
Accounts payable	(488)	666
Related party payables	(853)
Net cash used by operating activities	(14,649)	50

Cash flows from financing activities:
Proceeds from sale of common stock, net	48,927
Net cash provided by financing activites	48,927

Net change in cash	34,278	50

Cash, beginning of year	50	0

Cash, end of year	$ 34,328	$ 50

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Notes to Financial Statements

1.

Description of Business

Daybreak Mines, Inc. (the “Company”) is a Washington Corporation that was incorporated on March 11, 1955.  The Company was organized to explore for, acquire and develop mineral properties in the Western United States. During the past several years the Company’s activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions.

The Company has incurred losses over the past several years and has no recurring source of revenue. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.  Management's  plans  for  the  continuation  of  the  Company as a going concern include  financing  the  Company's  operations through sales of its unregistered common  stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At February 28, 2002 and 2001, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Impaired Asset Policy

The Company periodically reviews its long-lived assets when applicable to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

Daybreak Mines, Inc.

Notes to Financial Statements, Continued:

2.

Summary of Significant Accounting Policies, Continued:

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At February 28, 2002 and 2001, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Reclassifications

Certain reclassifications have been made to conform prior years' data to the current presentation.  These reclassifications had no effect on reported earnings.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash, accounts payable, and related party payables, approximated their fair values as of February 28, 2002 and 2001.

Environmental Matters

The Company currently owns mineral property interests on certain public and private lands in Idaho on which it has explored for commercial mineral deposits. In prior years, the Company held mineral property interests in California and Washington. The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company’s management believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.

Investments

Marketable equity securities are categorized as available for sale and carried at quoted market value.  Realized gains and losses on the sale of securities are recognized on a specific identification basis.  Unrealized gains and losses are included as a component of accumulated other comprehensive loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations.

Daybreak Mines, Inc.

Notes to Financial Statements, Continued:

1.

Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," ("SFAS No. 141").  SFAS No. 141 addresses financial accounting and reporting for business combinations.  SFAS No. 141 generally requires business combinations to be accounted for using the purchase method.  The pronouncement is effective for business combinations occurring after June 30, 2001.  Concurrent with the issuance of SFAS No. 141, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets."  SFAS No. 142 sets forth financial accounting and reporting for acquired goodwill and other intangible assets.

  The provisions of SFAS No. 142 are effective December 31, 2001.  The Company has not had any business combinations in the periods reported on, does not have any recorded goodwill and does not anticipate that adoption of these pronouncements will result in any impact on its reported financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations."  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002.  The Company presently does not have any asset retirement obligations and does not anticipate that adoption of this pronouncement will result in any impact on its reported financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."  SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations.  The provisions of SFAS No. 144 are generally effective for fiscal years beginning after December 15, 2001.  The Company will adopt SFAS no. 144 on January 1, 2002 and does not anticipate that adoption of this pronouncement will result in any impact on its reported financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections."  This statement culminates the current requirements that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classifications.  In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sales-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature.  The rescission of SFAS No. 4 is effective in fiscal years beginning after May 15, 2002.  The amendment and technical corrections of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002.  The Company believes that the adoption of SFAS No. 145 will not have a material impact on its results of operations or financial position.

Daybreak Mines, Inc.

Notes to Financial Statements, Continued:

2.

Summary of Significant Accounting Policies, Continued:

New Accounting Pronouncements, Continued:

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. FAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.  SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.  The Company believes that the adoption of SFAS No. 146 will not have a material impact on its results of operations or financial position.

3.

Mineral Properties

At February 28, 2002 and 2001, the Company’s mineral properties consisted of approximately 340 acres of unpatented mining claims and mineral rights on privately deeded lands located in Shoshone County Idaho.    In accordance with the provisions of Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” the Company reduced the carrying value of its mineral properties to zero during 1999.

4.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered.  A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized.  The Company has not recorded an income tax provision as it has no taxable income.  The Company has no net operating loss carryforwards for income tax purposes and accounts for its operating expenses as capitalized deferred development costs on its income tax returns.  At February 28, 2002 and 2001, the Company had no deferred tax assets or liabilities.

5.

Related Party Payables

The Company has funded the majority of its operating activities by advances from related parties throughout much of its history. The related parties, to a large extent, have been business entities owned or controlled by Dale B. Lavigne, the Company’s president and a director. The advances have not been subject to any specific repayment terms and are payable on demand. At February 28, 2002 and 2001, the Company had $78 and $1,519 due Mr. Lavigne and entities controlled by him for general and administrative costs paid on the Company’s behalf.

Daybreak Mines, Inc.

Notes to Financial Statements, Continued:

5.

Related Party Payables, Continued:

During the fiscal year ended February 28, 2002, certain of the Company’s shareholders paid expenses of approximately $18,000 on the Company’s behalf. The expenses primarily related to legal fees and administrative costs associated with a private placement of the Company’s common stock and an amendment to its articles of incorporation (see Note 6).  The shareholders were reimbursed from proceeds received by the Company's private placement.

6.

Stockholders’ Equity (Deficit)

Common Stock

Up until the fiscal year ended February 28, 2001, the Company had one class of non-assessable common stock. The common stock had a par value of $0.10 per share and 6,000,000 shares were authorized for issue. On August 30, 2001, the Company’s board of directors resolved to amend the Company’s articles of incorporation to increase the number of shares of common stock available for issue to 200,000,000, and to reduce the par value to $0.001 per share. In September of 2001, the Company’s shareholders affirmatively voted to ratify the amendments to the articles of incorporation. In connection with the amendment to the Company's articles of incorporation that reduced the par value of its common stock, the Company recorded a charge to its common stock account of $588,993, with a corresponding credit to its additional paid-in capital account, during the fiscal year ended February 28, 2002.

Preferred Stock

During the August 30, 2001, board of directors meeting, a resolution was passed to amend the Company's articles of incorporation to authorize the issue of up to 10,000,000 shares of $0.001 par value preferred stock.  The resolution was subsequently ratified by the Company's shareholders.  At February 28, 2002, and 2001, no shares of preferred stock were issued or outstanding.

Private Placement

In December of 2001, the Company offered shares of its common stock for sale, in a private placement, to certain accredited investors.  The offering, which was exempt from registration under the Securities Act of 1933 ("the Act") pursuant to Section 4(2) of the Act and Rule 506 of Regulation D, resulted in the sale of 11,000,000 shares of the Company's unregistered common stock for $0.005 per share, or $55,000.  Net proceeds of approximately $49,000 from the offering were used to fund general and administrative activities necessary to reestablish the Company's compliance with securities regulations and investigate potential business opportunities with other entities.

DAYBREAK MINES, INC.

Prepared by Management

TABLE OF CONTENTS

                                                                                                                  Page

Balance Sheets, August 31, 2002 (unaudited) and February 28, 2002

28

Statements of Operations for the six and three-month periods ended August 31, 2002 and 2001 (unaudited)

29

Statements of Cash Flows for the six-month periods ended

   August 31, 2002 and 2001 (unaudited)

30

Notes to Financial Statements

31

Daybreak Mines, Inc.
Balance Sheets
February 28, 2002 and August 31, 2002
	(Unaudited)
	August 31	February 28
	2002	2002
ASSETS
Current assets:
Cash	$ 26,600	$ 34,328
Total assets	$ 26,000	$ 34,328

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$ 100	$ 100
Related party payables		78
Total liabilities	100	178

Stockholders' equity (deficit):
Preferred stock, $0.001 par value, 10,000,000 shares authorized, none issued and outstanding
Common stock, $0.001 par value, 200,000,000 shares authorized,
16,949,419 issued and outstanding	16,949	16,949
Additional paid-in capital	689,789	689,789
Accumulated deficit	(680,238)	(672,588)
Total stockholders' equity (deficit)	26,500	34,150
Total liabilities and stockholders' equity (deficit)	$ 26,600	$ 34,328

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Operations
For the six and three-month periods ended August 31, 2002 and 2001 (unaudited)

	Six months	Three months	Six months	Three months
	ended	ended	ended	ended
	August 31,	August 31,	August 31,	August 31,
	2002	2002	2001	2001

Operating expenses:
General and administrative expense	$ 7,811	$ 4,482	$ 157	$ 10
	7,811	4,482	157	10

Other (income) expense:
Interest income and other	(161)	(76)	(16)
	(161)	(76)	(16)

Net loss	$ 7,650	$ 4,406	$ 141	$ 10

Net loss per common share	$ Nil	$ Nil	$ Nil	$ Nil

Weighted average common shares outstanding - basic	16,949,419	16,949,419	5,949,419	5,949,419

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.
Statements of Cash Flows
For the six month periods ended August 31, 2002 and 2001 (unaudited)

	2002	2001

Cash flows from operating activities:
Net loss	$ (7,650)	$ (141)
Adjustment to reconcile net loss to net cash used in operating activities:
Change in:
Related party payables		122
Accounts payable	(78)
Net cash used by operating activities	(7,728)	(19)

Net change in cash	(7,728)	(19)

Cash, beginning of period	34,328	50

Cash, end of period	$ 26,600	$ 31

The accompanying notes are an integral part of these financial statements.

Daybreak Mines, Inc.

Notes to Financial Statements

1.

Basis of Presentation:

The unaudited financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company’s management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the six-month period ended August 31, 2002, are not necessarily indicative of the results that may be expected for the full year ending February 28, 2003.

2.

Nature of Business:

During the past several years the Company’s activities have been confined to annual assessment and maintenance work on its Idaho mineral properties and other general and administrative functions.

The Company has incurred losses over the past several years and has no recurring source of revenue. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.  Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

3.

Net Loss Per Share:

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. For the six and three-month periods ended August 31, 2002 and 2001, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the periods then ended.

PART III

ITEM 1.

INDEX TO EXHIBITS.

(1)

Underwriting agreement

     N/A

(2)

Plan of acquisition, reorganization arrangement, liquid, or succession. N/A

(3)

(i)

Articles of Incorporation

Attached

(ii)

By Laws

Attached

(4)

Instruments defining the rights of holders, including indentures

     N/A

(5)

Opinion re: legality

     N/A

(6)

No exhibit required

     N/A

(7)

[Removed and reserved]

     N/A

(8)

Opinion re: tax matters

     N/A

(9)

Voting trust agreement

     N/A

(10)

Material contracts

     N/A

(11)

Statement re: computation of per share earnings

     N/A

(12)

No exhibit required

     N/A

(13)

Annual or quarterly reports, Form 10-Q

     N/A

(14)

[Removed and reserved]

     N/A

(15)

Letter on unaudited interim financial information

     N/A

(16)

Letter on change in certifying accountant

     N/A

(17)

Letter on director resignation

     N/A

(18)

Letter on change in accounting principles

     N/A

(19)

Reports furnished to security holders

     N/A

(20)

Other documents or statements to security holders

     N/A

(21)

Subsidiaries of the registrant

     N/A

(22)

Published report regarding matters submitted to vote

     N/A

(23)

Consent of experts and counsel

     N/A

(24)

Power of attorney

     N/A

(25)

Statement of eligibility of trustee

     N/A

(26)

Invitations for competitive bids

     N/A

(27)

Financial Data Schedule

(no longer required)

(28)

[Removed and reserved]

[Reserved (29) through (98)]

(99)

Additional Exhibits

     N/A

ITEM 2.

DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 20th  day of November, 2002.

DAYBREAK MINES, INC.

/s/ Dale B. Lavigne

By:

DALE B. LAVIGNE, PRESIDENT